Filed by DISH Network Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

DISH Network Statement on SoftBank and CFIUS, dated May 23, 2013

DISH Statement on SoftBank and CFIUS

ENGLEWOOD, Colo.—(BUSINESS WIRE)— DISH Network Corporation (NASDAQ: DISH) responded to news reports regarding the Committee on Foreign Investment in the United States (CFIUS) review of the proposed SoftBank-Sprint transaction.

“If the news reports are accurate, SoftBank’s agreement to an extraordinary board structure and the concerns of CFIUS with respect to the use of Chinese-manufactured equipment on a foreign-controlled Clearwire network, which reportedly could add as much as $1 billion to the cost of the proposed SoftBank-Sprint transaction, confirm the serious national security risks of SoftBank acquiring Sprint and its wireless and wireline assets of national strategic importance,” said Stanton Dodge, DISH executive vice president and general counsel.

“We remain concerned, however, that these reported steps do not adequately protect our national security interests, especially with respect to Sprint’s critical fiber backbone network and Sprint’s extensive contracts to provide important telecommunications services for government, law enforcement and defense customers,” said Dodge.

About DISH

DISH Network Corporation (NASDAQ: DISH), through its subsidiary DISH Network L.L.C., provides approximately 14.092 million satellite TV customers, as of March 31, 2013, with the highest quality programming and technology with the most choices at the best value, including HD Free for Life®. Subscribers enjoy the largest high definition line-up with more than 200 national HD channels, the most international channels, and award-winning HD and DVR technology. DISH Network Corporation’s subsidiary, Blockbuster L.L.C., delivers family entertainment to millions of customers around the world. DISH Network Corporation is a Fortune 200 company. Visit www.dish.com.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of DISH Network Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More information about such risks, uncertainties and other factors is set forth in DISH Network Corporation’s Disclosure Regarding Forward-Looking Statements included in its recent filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 10-K for the year ended December 31, 2012 and any subsequent quarterly reports on Form 10-Q. Risks and uncertainties relating to the proposed transaction include, without limitation, the risks that: Sprint Nextel Corporation will not enter into any definitive agreement with DISH Network Corporation or the terms of any definitive agreement will be materially different from those described above; the parties will not obtain the requisite financing or regulatory approvals for the proposed transaction; the proposed transaction will not be consummated for any other reason; management’s attention will be diverted from ongoing business operations; and the anticipated benefits of the transaction will not be realized. The forward-looking statements speak only as of the date made, and DISH Network Corporation expressly disclaims any obligation to update these forward-looking statements.

Additional Information About the Proposed Transaction and Where to Find It

This communication relates to a business combination transaction with Sprint Nextel Corporation proposed by DISH Network Corporation, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for the joint proxy statement/prospectus that DISH Network Corporation and Sprint Nextel Corporation would file with the SEC if any agreement is reached or any other documents that DISH Network Corporation or Sprint Nextel Corporation may send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF, AND WHEN, THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (http://www.sec.gov). In addition, investors and security holders may obtain free copies of such documents filed by DISH Network Corporation with the SEC by directing a request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Investor Relations. This communication shall not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants

DISH Network Corporation and its directors and executive officers may be deemed, under the rules of the SEC, to be participants in any solicitation of shareholders of DISH Network Corporation or Sprint Nextel Corporation in connection with the proposed transaction. Investors and security holders may obtain information regarding the names, affiliations and interests of the directors and executive officers of DISH Network Corporation in its annual report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 20, 2013, and its proxy statement for the 2013 annual meeting of shareholders, which was filed with the SEC on March 22, 2013. These documents can be obtained free of charge at the SEC’s website (http://www.sec.gov) and from Investor Relations at DISH Network Corporation at the address set forth above. Additional information regarding the interests of these participants will also be included in any proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed transaction when they become available.

DISH Network Corporation
Media Relations:
Bob Toevs, 303-723-2010
bob.toevs@dish.com
or
Investor Relations:
Jason Kiser, 303-723-2210
jason.kiser@dish.com

Source: DISH Network Corporation

News Provided by Acquire Media